Form 10-K, Exhibit 13
period 1996-11-30
AMERICAN STORAGE PROPERTIES LP
filed 1997-02-28
CIK 769330

EXHIBIT 13.1

                       AMERICAN STORAGE PROPERTIES, L.P.

                       1996 ANNUAL REPORT TO UNITHOLDERS



Message to Investors

Presented for your review is the 1996 Annual Report for American Storage Properties, L.P. (the "Partnership"). Included in this report is an update on the liquidation of the Partnership and timing of the final cash distribution to Limited Partners. Also included are the Partnership's audited financial statements for the year ended December 31, 1996.

Overview
As you are aware, on October 11, 1996 the Partnership completed the sale of its nine self-storage facilities to Public Storage, Inc. for $27,500,000 in cash (the "Sale"). The majority of the proceeds from the Sale were distributed to Limited Partners during the fourth quarter of 1996, and the remaining proceeds were set aside to provide for, along with the Partnership's cash reserves, all liabilities and other obligations of the Partnership through liquidation. The General Partners intend to utilize any cash after payment of these items to make a final liquidating distribution to the Limited Partners. We currently expect this distribution will approximate a minimum of $25 per Unit. As a result of the Sale, the Partnership is expected to be dissolved during the second quarter of 1997.

Cash Distributions
The Partnership paid total cash distributions of $567.90 per $465 Unit for the year ended November 30, 1996, including a special distribution in the amount of $540 per Unit paid to Limited Partners on November 25, 1996, representing the majority of the net proceeds from the Sale and fourth quarter cash from operations. Since inception, the Partnership has paid cumulative cash distributions totaling $935.12 and $926.75 per original $500 Unit for first and second close investors, respectively. These amounts include return of capital payments totaling $575 per Unit. In view of the Sale of the Partnership's assets, there will be no additional quarterly distributions to Limited Partners.

      Quarterly Cash Distributions Per Limited Partnership Unit

                  First   Second    Third   Fourth
                Quarter  Quarter  Quarter  Quarter     Total
      1995       $ 8.15   $ 8.15   $ 8.15   $ 9.30  $  33.75
      1996       $ 9.30   $ 9.30   $ 9.30 $ 540.00* $ 567.90

      * Special distribution representing majority of the net proceeds from the Sale of the Partnership's assets and fourth quarter cash from operations.

Summary
We are pleased to have successfully completed the Sale of the Partnership's assets. As a result of the Sale, the Partnership is expected to be dissolved during the second quarter of 1997, at which time a final liquidating distribution will be made to Limited Partners. In the interim, any questions regarding the Partnership should be directed to your Financial Consultant or First Data Investor Services Group. All requests for a change of address should be submitted in writing to the Partnership's transfer agent, Service Data Corporation, 2424 South 130th Circle, Omaha, NE 68144-2596. Both First Data Investor Services Group and Service Data Corporation can be reached at
(800) 223-3464.

Very truly yours,

s/Paul L. Abbott/                    s/Robert M. Stanton/
Paul L. Abbott                       Robert M. Stanton
President                            Chairman
Storage Services Inc.                American Storage Properties, Inc.
                                     General Partner of Goodman Segar Hogan/
                                      American Storage Properties Associates
February 28, 1997


Consolidated Balance Sheets             At November 30,        At November 30,
                                                  1996                   1995
Assets
Self-service storage facilities, at cost:
 Land                                     $         _             $ 3,756,319
 Buildings and improvements                         _              16,061,509
                                                                   19,817,828
 Less accumulated depreciation                      _              (6,010,342)
                                                    _              13,807,486
Cash and cash equivalents                   2,770,939               2,667,352
Rent receivable                                77,344                 108,596
Other assets                                   34,187                  41,327
  Total Assets                            $ 2,882,470             $16,624,761


Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses    $   269,458             $   120,589
 Due to affiliates                             50,197                  53,522
 Security deposits                                  _                  13,050
 Advance rent                                       _                 115,194
 Distribution payable                         270,642                 466,228
 Minority interest payable                    382,816                  13,985
  Total Liabilities                           973,113                 782,568
Partners' Capital (Deficit):
 General Partners                               3,188                (125,793)
 Limited Partners                           1,906,169              15,967,986
  Total Partners' Capital                   1,909,357              15,842,193
  Total Liabilities and Partners' Capital $ 2,882,470             $16,624,761



Consolidated Statement of Partners' Capital (Deficit)
For the years ended November 30, 1996, 1995 and 1994
                                    General          Limited
                                    Partners        Partners          Total
Balance at November 30, 1993       $(112,707)    $16,089,847     $15,977,140
Net Income (Loss)                     (6,514)      1,559,612       1,553,098
Cash distributions                      -         (1,634,304)     (1,634,304)
Balance at November 30, 1994       $(119,221)    $16,015,155     $15,895,934
Net Income (Loss)                     (6,572)      1,644,786       1,638,214
Cash distributions                      -         (1,691,955)     (1,691,955)
Balance at November 30, 1995       $(125,793)    $15,967,986     $15,842,193
Net Income                           399,623      14,408,146      14,807,769
Cash distributions                  (270,642)    (28,469,963)    (28,740,605)
Balance at November 30, 1996       $   3,188     $ 1,906,169     $ 1,909,357


Consolidated Statements of Operations
For the years ended November 30,           1996           1995            1994
Income
Rental                             $  3,066,939    $  3,494,224    $  3,363,560
Interest                                299,858         126,270          56,620
  Total Income                        3,366,797       3,620,494       3,420,180
Expenses
Property operating                    1,136,797       1,153,216       1,066,654
Depreciation                            329,079         657,210         651,352
General and administrative              317,077         155,796         149,076
    Total Expenses                    1,782,953       1,966,222       1,867,082
 Income before minority interest      1,583,844       1,654,272       1,553,098
 Minority interest                     (382,816)        (16,058)           -
Income from operations                1,201,028       1,638,214       1,553,098
Gain on sale of properties           13,606,741            -               -
  Net Income                        $14,807,769      $1,638,214    $  1,553,098
Net Income (Loss) Allocated:
To the General Partners             $   399,623      $   (6,572)   $     (6,514)
To the Limited Partners              14,408,146       1,644,786       1,559,612
                                    $14,807,769      $1,638,214    $  1,553,098
Per limited partnership unit
(50,132 outstanding)                    $287.40         $ 32.81         $ 31.11


Consolidated Statements of Cash Flows
For the years ended November 30,                  1996        1995        1994
Cash Flows From Operating Activities:
Net Income                                  $14,807,769  $1,638,214  $1,553,098
Adjustments to reconcile net income to net cash
provided by operating activities:
 Minority interest                              382,816      16,058        -
 Depreciation                                   329,079     657,210     651,352
 Gain on sale of properties                 (13,606,741)       -           -
 Increase (decrease) in cash arising from changes
 in operating assets and liabilities:
  Rent receivable                                31,252         549     (23,607)
  Other assets                                    7,140      (4,239)    (18,160)
  Accounts payable and accrued expenses         148,869      34,104         296
  Due to affiliates                              (3,325)     18,365      16,603
  Security deposits                             (13,050)     (2,754)     (5,149)
  Advance rent                                 (115,194)        670      (3,252)
Net cash provided by operating activities     1,968,615   2,358,177   2,171,181
Cash Flows From Investing Activities:
Net proceeds from sale of properties         27,085,148        -           -
Additions to real estate                           -        (55,984)    (97,794)
Net cash provided by (used for)
 investing activities                        27,085,148     (55,984)    (97,794)
Cash Flows From Financing Activities:
Distributions paid - Minority interest          (13,985)     (2,073)       -
Distributions paid - Limited Partners       (28,936,191) (1,634,303) (1,634,304)
Net cash used for financing activities      (28,950,176) (1,636,376) (1,634,304)
Net increase in cash and cash equivalents       103,587     665,817     439,083
Cash and cash equivalents, beginning of year  2,667,352   2,001,535   1,562,452
Cash and cash equivalents, end of year       $2,770,939  $2,667,352  $2,001,535

Notes to the Consolidated Financial Statements
November 30, 1996, 1995 and 1994

1. Organization
American Storage Properties, L.P. (the "Partnership") was organized as a Limited Partnership under the laws of the Commonwealth of Virginia pursuant to a Certificate and Agreement of Limited Partnership dated and filed May 15, 1985 (the "Partnership Agreement"). The Partnership was formed for the purpose of acquiring and operating self-service storage facilities. The General Partners of the Partnership are Storage Services Inc., an affiliate of Lehman Brothers (see below), and Goodman Segar Hogan/American Storage Properties, a California Limited Partnership ("ASP Associates"), an affiliate of Goodman Segar Hogan Hoffler, L.P. (see below).

On July 31, 1993, Shearson Lehman Brothers Inc. ("Shearson") sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson changed its name to Lehman Brothers Inc. ("Lehman Brothers"). The transaction did not affect the ownership of the General Partner. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective August 3, 1995, the name of the Partnership was changed to American Storage Properties, L.P. to delete any reference to "Hutton." Additionally, effective July 31, 1993, the Hutton Storage Services, Inc. general partner changed its name to Storage Services Inc. to delete any references to "Hutton".

On August 1, 1993, Goodman Segar Hogan Incorporated ("GSH") transferred all of its leasing, management and sales operations to Goodman Segar Hogan Hoffler, L.P., a Virginia limited partnership ("GSHH"). On that date, the leasing, management and sales operations of a portfolio of properties owned by the principals of Armada/Hoffler were also obtained by GSHH. The General Partner of GSHH is Goodman Segar Hogan Hoffler, Inc., a Virginia corporation ("GSHH Inc."), which has a one percent interest in GSHH. The stockholders of GSHH Inc. are GSH with a 62% stock interest and H.K. Associates, L.P., an affiliate of Armada/Hoffler ("HK"), with a 38% stock interest. The remaining 99% interests in GSHH are limited partnership interests owned 50% by GSH and 49% by HK. The transaction did not affect the ownership of the General Partner.

On March 1, 1996, Public Storage, Inc., a California corporation ("Public Storage") commenced a tender offer to purchase up to 12,533 outstanding Units at a net cash price of $419 per unit. On April 2, 1996, the tender offer expired with Public Storage accepting for purchase 13,516 Units, or approximately 26.97% of the outstanding Units.

On October 11, 1996, the Partnership sold its nine properties. It is anticipated that the Partnership will liquidate and settle its remaining assets and liabilities and consequently dissolve in 1997.

2. Significant Accounting Policies

Basis of Presentation The accompanying consolidated financial statements include the accounts of the Partnership and its ventures, American Storage Properties, (Fern Park) L.P. ("Fern Park") and American Storage Properties (Oak Ridge) L.P. ("Oak Ridge"). Intercompany accounts and transactions between the Partnership and the ventures have been eliminated in consolidation.

As discussed in Notes 1 and 5, it is anticipated that the Partnership will liquidate in 1997. Accordingly, the carrying values of the remaining assets at November 30, 1996, are presented at estimated realizable values and all liabilities are presented at estimated settlement amounts. Additionally, the statements of operations and cash flows represent the operations of the Partnership for the year ended November 30, 1996, including the operations of the nine properties through October 10, 1996. Operating activities of the Partnership subsequent to the sale of the properties on October 11, 1996, were limited.

Self-Service Storage Facilities Self-service storage facilities were recorded at cost less accumulated depreciation, which included the initial purchase price of the property plus closing costs, acquisition and legal fees and other miscellaneous acquisition costs.

Depreciation Depreciation was computed using the straight-line method over the estimated useful lives of 20 to 25 years for Buildings and Improvements and five years for Furniture and Fixtures. Depreciation expense for 1996 was only recorded through May 1996, which is when the Partnership entered into three contracts of sale, pursuant to which the Partnership agreed to sell its nine properties (see Note 5). Included in the cost basis of Buildings and Improvements at November 30, 1995 was $156,995 of Furniture and Fixtures.

Leases Leases were generally on a month-to-month basis and were accounted for as operating leases.

Cash and Cash Equivalents Cash and cash equivalents consist of short-term, highly liquid investments that have original maturities of three months or less. The carrying amount approximates fair value because of the short maturity of these investments.

Income Taxes No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

3. Partnership Agreement
The Partnership Agreement provides that the net cash from operations, as defined, for each fiscal year will be distributed on a quarterly basis, first to the Limited Partners until each Limited Partner has received an 8% annual cumulative return based on contributed capital. The net cash from operations will then be distributed to the General Partners until the General Partners have received an amount equal to 4% of the net cash from operations distributed to all partners. The balance of net cash from operations will then be distributed 96% to the Limited Partners and 4% to the General Partners. As the 8% cumulative return has not been satisfied as of November 30, 1996, substantially all of the income of the Partnership has been allocated to the Limited Partners.

Net proceeds from sales or refinancings will generally be distributed 99% to the Limited Partners and 1% to the General Partners until each Limited Partner has received an amount equal to his adjusted capital investment, as defined, and an 11% cumulative annual return thereon. The balance of the net proceeds will then be distributed 85% to the Limited Partners and 15% to the General Partners.

Income before depreciation and amortization for any fiscal year will be allocated in substantially the same manner as net cash from operations. Losses and depreciation and amortization for any fiscal year will be allocated 99% to the Limited Partners and 1% to the General Partners.

4. Transactions with Related Parties
The following is a summary of the amounts paid or accrued to the General Partners and their affiliates during the years ended November 30, 1996, 1995 and 1994:

                                   Unpaid at
                                 November 30,               Earned
                                 -----------   --------------------------------
                                        1996         1996       1995       1994
Reimbursement of:
   Out-of-pocket expenses            $  -        $  5,383    $ 3,088    $ 5,420
   Administrative salaries
    and expenses                      50,197      117,442     75,627     57,572
     Total                           $50,197     $122,825    $78,715    $62,992

The above amounts have been paid and/or accrued to the General
Partners and affiliates as follows:

                                    Unpaid at
                                  November 30,                Earned
                                  -----------    ------------------------------
                                         1996        1996       1995       1994
Storage Services, Inc. and affiliates $35,210    $ 74,763    $45,914    $29,292
ASP Associates and affiliates          14,987      48,062     32,801     33,700
     Total                            $50,197    $122,825    $78,715    $62,992


5. Self-service Storage Facilities
The self-service storage facilities consisted of nine properties acquired either directly or, in two cases, through investments in other limited partnerships.  On October 11, 1996, the Partnership sold all nine self-service storage facilities.  A description of each property is as follows:
                                                            Number of
                           Date of    Number of   Rentable  Rentable   Purchase
Property Location         Purchase    Buildings   Sq. Ft.    Spaces      Price
-----------------         ----------- ---------   ------     ------   ----------
880 Widgeon Road          May 6, 1986    11       70,430      518    $2,465,000
Norfolk, VA

5728 Southern Blvd.       May 6, 1986     5       25,749      228    $  800,000
Virginia Beach, VA

1205 W. Pembroke Ave.     May 6, 1986     7       59,680      657    $2,640,000
Hampton, VA

1430 S. Military Hwy.     May 6, 1986     5       75,015      439    $2,200,000
Chesapeake, VA

1717 Bloom Lane           May 6, 1986     6       61,603      604    $2,250,000
Richmond, VA

8226 South Hwy 17-92     Dec. 9, 1986     8       69,280      761    $2,129,829
Fern Park, FL

235 East Oak Ridge Rd.   Dec. 9, 1986     5       56,410      589    $1,658,250
Orlando, FL

5440 Midlothian Trnpk.  Dec. 29, 1986    10       65,600      651    $1,843,150
Richmond, VA

2918 Peter's Creek Rd.  Dec. 29, 1986     5       56,524      449    $2,000,000
Roanoke, VA

Sale of Properties On May 17, 1996, the Partnership, entered into three Contracts of Sale (together, the "Contracts of Sale") dated as of May 17, 1996, one for the Virginia properties and two as general partner of Fern Park and Oak Ridge, with Public Storage, pursuant to which the Partnership agreed to sell substantially all its assets to Public Storage for an aggregate price of $27,500,000, subject to adjustment, in cash (the "Sale").

The Sale was conditioned upon, among other things, the simultaneous closing of all three Contracts of Sale, except under certain circumstances, and the approval of the Sale by holders of a majority of the outstanding units of limited partnership interests of the Partnership.

To obtain approval for the Sale, a proxy solicitation describing the terms of the Sale was mailed to Limited Partners on September 10, 1996. Limited Partners were required to submit executed ballots by October 10, 1996. On October 10, 1996, the Partnership announced the approval by Limited Partners holding a majority of the outstanding Units. In accordance with Sections 16.a.(iii) and (iv) of the Partnership Agreement, approval of the Sale will result in the dissolution of the Partnership.

The Sale of the Partnership's nine properties (the "Properties") was consummated on October 11, 1996. The Properties were sold for $27,500,000. The Partnership received net sales proceeds of $27,085,148 and the transaction resulted in a gain on sale of $13,606,741.

A special cash distribution of $27,071,280, or $540 per Unit, representing the majority of the net proceeds from the Sale and fourth quarter net cash from operations, was distributed to the Limited Partners on November 25, 1996. On January 2, 1997, $270,642 was distributed to the General Partners representing their portion of the net proceeds from the Sale. As of November 30, 1996, this amount was reflected as "Distribution Payable" on the Partnership's consolidated balance sheet. The remaining proceeds from the Sale and cash reserves will be first used to pay the Partnership's remaining obligations and costs of liquidation. Any remaining balance will be distributed to the Partners in accordance with the Partnership Agreement. The General Partners intend to wind up the affairs of the Partnership and subsequently liquidate the Partnership in accordance with the terms of the Partnership Agreement in 1997.

Investment in Limited Partnership On December 9, 1986, the Partnership executed a purchase agreement to acquire an interest in two self-service storage facilities located in Fern Park, Florida, and Orlando, Florida, through two Limited Partnerships, Fern Park and Oak Ridge, with affiliates of the seller of the facilities. The two facilities were acquired for initial purchase prices of $2,026,750 and $1,658,250, respectively, and future additional contingent amounts of up to $173,250 and $141,750, respectively, based upon the achievement of certain cash flow levels. These amounts were placed in an escrow account. In 1988, upon the expiration of the contingency period, the cash flow level required for a partial payment was achieved by the Fern Park property, and as a result, $103,079 was released as an addition to the original purchase price of the property. The remaining amounts of $70,171 and $141,750 for Fern Park and Oak Ridge, respectively, were returned to the Partnership. The initial purchase price of each property was disbursed by the Partnership to the respective Limited Partnerships as a capital contribution.

The Limited Partnership agreements substantially provide that:

   i. Net cash from operations will be distributed each quarter 100% to the Partnership until the Partnership has received an amount equal to a cumulative annual 12% return ("Preferred Return") on its capital contribution, as adjusted. The balance of any net cash from operations will be distributed 85% to the Partnership and 15% to the Limited Partner. The Preferred Return for Fern Park was satisfied during 1996 and 1995. The balance of net cash from operations was distributed according to the guidelines stated above. The minority share of $10,744 and $16,058 is recorded within minority interest expense for the years ended November 30, 1996 and 1995, respectively in the financial statements. As of November 30, 1996 and 1995, $10,744 and $13,985 of the
   minority share of net cash from operations were payable to the Limited Partner respectively. As the Preferred Return for Oak Ridge has not been satisfied as of November 30, 1996 and 1995, substantially all of the income of the Limited Partnership has been allocated to the Partnership.

   ii. Cash proceeds from interim capital transactions will be distributed 100% to the Partnership until the Partnership has received any shortfalls in its preferred return as well as 125% of its aggregate cash investment. The remaining cash will be distributed 85% to the Partnership and 15% to the Limited Partner.

   iii. Cash proceeds from a terminating capital transaction will be distributed to the Partners, pro-rata in accordance with each Partner's capital account balance, to the extent thereof, after allocation of gain from sale in connection with such terminating capital transaction. Any remaining proceeds will be distributed 85% to the Partnership and 15% to the Limited Partners. As of November 30, 1996, $208,214 and $163,858 for Fern Park and Oak Ridge, respectively were payable to the Limited Partner in connection with the terminating capital transaction.

   iv. Taxable income will be allocated in substantially the same manner as net cash from operations. Tax losses will generally be allocated 85% to the Partnership and 15% to the Limited Partner.

6. Reconciliation of Net Income to Taxable Income
For the year ended November 30, 1996, taxable income exceeded net income reported in the consolidated financial statements by $313,836. For the years ending November 30, 1995 and 1994, net income reported in the consolidated financial statements exceeded taxable income by $54,705 and $43,260 respectively. As of November 30, 1996, the tax basis of total assets and liabilities is $11,910,410 and $7,364,636, respectively. These differences are a result of differences between the tax basis and financial statement reporting requirements. Different methods of depreciating real estate are used for tax purposes as compared to those used for financial statement purposes.




            Report of Independent Public Accountants



To the Partners of
American Storage Properties, L.P.:

We have audited the accompanying consolidated balance sheets of American Storage Properties, L.P. (a Virginia limited partnership), and consolidated ventures, as of November 30, 1996 and 1995, and the related consolidated statements of operations, partners' capital and cash flows for each of the
three years in the period  ended November   30,   1996.   These  financial
statements   are the responsibility    of   the   Partnership's    management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
of material misstatement.   An audit  includes  examining, on a test basis,
evidence  supporting the  amounts  and  disclosures in the financial
statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As   described  in  Note  5  to  the  financial  statements,  the Partnership
sold all of its properties on October 11, 1996.   The Partnership  anticipates
settling and liquidating  its  remaining assets  and  liabilities  and
consequently  will  dissolve   the Partnership   in  1997.   The  balance sheet
presented   herein represents  the general partners' estimated net realizable value of all assets and liabilities as of November 30, 1996 and the statements of operations and cash flows represent the operations of the Partnership for the year ended November 30, 1996, including the operations of the properties through October 11, 1996.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Storage Properties, L.P. and consolidated ventures as of November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 8, 1997


                       AMERICAN STORAGE PROPERTIES, L.P.
            Schedule III - Real Estate and Accumulated Depreciation

                               November 30, 1996


                                                      Cost Capitalized
                                                           Subsequent
                                       Initial Cost to
Partnership  To Acquisition
                                                                        Land,
                                                Buildings and  Buildings and
Description          Encumbrances     Land       Improvements   Improvements
Self service storage
facilities:

  Virginia Beach       $  -        $ 151,165    $   722,441      $ 125,706

  Hampton                 -          306,343      2,553,577         36,738

  Chesapeake              -          327,656      2,076,833         82,779

  Richmond - Bloom Ln.    -          340,017      2,113,107         12,211

  Norfolk                 -          302,270      2,371,404         74,584

  Richmond - Midlothian   -          553,763      1,453,322         68,779

  Roanoke                 -          640,485      1,481,025          2,179
                          -        2,621,699     12,771,709        402,976

Consolidated Ventures:
  Oak Ridge               -          488,836      1,269,919         14,593

  Fern Park               -          645,784      1,499,232        103,079
                       $  -       $3,756,319    $15,540,860      $ 520,648





                                      F-1


                       AMERICAN STORAGE PROPERTIES, L.P.
            Schedule III - Real Estate and Accumulated Depreciation
                                  (continued)
                               November 30, 1996

      Gross Amount at Which Carried at Close of Period
                                        Land,
                               Buildings and                        Accumulated
Description                     Improvements    Disposals   Total  Depreciation
Self service storage
facilities:

  Virginia Beach            $   999,312     $    (999,312)    -            -

  Hampton                      2,896,658       (2,896,658)    -            -

  Chesapeake                   2,487,268       (2,487,268)    -            -

  Richmond - Bloom Ln.         2,465,335       (2,465,335)    -            -

  Norfolk                      2,748,258       (2,748,258)    -            -

  Richmond - Midlothian        2,075,864       (2,075,864)    -            -

  Roanoke                      2,123,690       (2,123,690)    -            -
                              15,796,385      (15,796,385)    -            -
Consolidated Ventures:
  Oak Ridge                    1,773,348       (1,773,348)    -            -

  Fern Park                    2,248,095       (2,248,095)    -            -
                            $ 19,817,828    $ (19,817,828)    -            -

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1996, 1995 and 1994:

Real Estate investments:
                                       1996             1995             1994
Beginning of year              $ 19,817,828     $ 19,761,844     $ 19,664,050
Additions                              -              55,984           97,794
Disposals                       (19,817,828)           -                 -
End of year                    $       -        $ 19,817,828     $ 19,761,844

Accumulated Depreciation:

Beginning of year              $  6,010,342     $ 5,353,132      $  4,701,780
Depreciation expense                329,079         657,210           651,352
Disposals                        (6,339,421)           -                 -
End of year                    $       -        $ 6,010,342      $  5,353,132





                                      F-2

              Report of Independent Public Accountants On Schedule
                      To Consolidated Financial Statements




To the Partners of
American Storage Properties, L.P.:

We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in American Storage Properties, L.P.'s annual report to unitholders, incorporated by reference in this Form 10-K, and have issued our report theron dated January 8, 1997. Our audit was made for the purpose of forming an opinion on those consolidated financial statements taken as a whole. Schedule III is the responsibility of the Partnership's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 8, 1997


                               F-3